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Exhibit 12.1

Guitar Center, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(unaudited)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Income before income taxes and extraordinary loss	$40,801	$29,276	$35,758	$18,959	$13,258
Add: Interest expense	13,077	13,411	12,466	11,235	10,844
Portion of rents representative of interest factor	7,827	6,708	5,196	3,916	2,632

Earnings as adjusted	61,705	49,395	53,420	34,110	26,734
Fixed charges:
Interest expense	13,077	13,411	12,466	11,235	10,844
Portion of rents representative of interest factor	7,827	6,708	5,196	3,916	2,632

Total fixed charges	20,904	20,119	17,662	15,151	13,476
Ratio of earnings fixed charges	3.0	2.5	3.0	2.3	2.0

(a)
The ratio of earnings to fixed charges has been computed based upon earnings (loss) before provision for income taxes and fixed charges. Fixed charges consist of interest expense and one third of rental expense (the proportion deemed representative of the interest factor).

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  Exhibit 12.1